United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.     Letter addressed to the Vadodara Stock Exchange dated September 30, 2002.

2.     Notice of Annual General Meeting.

3.     Summary of Poll results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 4, 2002	ICICI Bank Limited By: /s/ Nilesh Trivedi Name: Nilesh Trivedi Title: Assistant Company Secretary

Item 1

Nilesh Trivedi
Assistant Company Secretary

September 30, 2002

Mr. Ranjit Samrantrai
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Re: Eighth Annual General Meeting

The Eighth Annual General Meeting of the Members of ICICI Bank Limited was held on September 16, 2002 at Vadodara. Poll was demanded on Resolution nos. 1 to 4 and 6 to 23 of the Notice dated July 31, 2002 covening the Annual General Meeting of the Members of the Company as detailed hereunder:

Agenda Item no.	Particulars of Resolution
1.	Adoption of Accounts
2.	Declaration of dividend on preference shares
3.	Confirmation of declaration and payment of interim dividend
4.	Re-appointment of Mr. Uday M. Chitale
5.	Re-appointment of Dr. Satish C. Jha (No Poll was demanded - Resolution was passed by show of hands)
6.	Appointment of Auditors
7.	Appointment of Mr. N. Vaghul as Director
8.	Appointment of Mr. Lakshmi N. Mittal as Director
9.	Appointment of Mr. Anupam Puri as Director
10.	Appointment of Mr. R. Seshasayee as Director
11.	Appointment of Mr. P. M. Sihna as Director
12.	Appointment of Mr. Marti G. Subrahmanyam as Director
13.	Appointment of Mr. K. V. Kamath as Managing Director and CEO
14.	Appointment of Ms. Lalita D. Cupte as Joint Managing Director
15.	Revision remuneration payable to Mr. H. N. Sinor
16.	Appointment of Ms. Kalpana Morparia as Director
17.	Appointment of Ms. Kalpana Morparia as Executive Director
18.	Appointment of Mr. S. Mukherji as Director
19.	Appointment of Mr. S. Mukherji as Executive Director
20.	Revision in remuneration payable to Ms. Chanda D. Kochhar
21.	Revision in remuneration to Dr. Nachiket Mor
22.	Reduction in authorized capital and alteration in the Memorandum of Association
23.	Amendment to the Articles of Association for reduction in authorized capital
24.	Amendment to the Object Clause of Memorandum of Association (Resolution was passed by means of postal ballot process and declared at the Eighth Annual General Meeting of the Bank)
25.	Removal of Mr. H. N. Sinor (Poll was demanded - Resolution was defeated by show of hands)

All resolutions of which Poll was demanded have been carried through. Resolution no. 5 was passed by show of hands. Resolution no. 25 was defeated by show of hands.

We enclose herewith copies of the Notice of Eight Annual General Meeting and summary of results of the Poll undertaken at the Eighth Annual General Meeting of the Bank.

This is for your information.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi

Encl.: a/a

ITEM 2

Notice

NOTICE is hereby given that the Eighth Annual General Meeting of the Members of ICICI Bank Limited will be held on Monday, September 16, 2002 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002 to transact the following business:

ORDINARY BUSINESS

  To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2002 and Balance Sheet as at that date together with the Reports of Directors and Auditors.

  To declare dividend on preference shares.

  To confirm the declaration and payment of interim dividend on equity shares.

  To appoint a Director in place of Mr. Uday M. Chitale, who retires by rotation and, being eligible, offers himself for re-appointment.

  To appoint a Director in place of Dr. Satish C. Jha, who retires by rotation and, being eligible, offers himself for re-appointment.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that pursuant to the provisions of Section 224 of the Companies Act, 1956, and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, Messrs N.M. Raiji & Co., Chartered Accountants, Mumbai and Messrs S.R. Batliboi & Co., Chartered Accountants, Kolkata (Mumbai Branch) be appointed statutory auditors of the Company, in place of the retiring auditors, Messrs S.B. Billimoria & Co., Chartered Accountants, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company on a remuneration to be fixed by the Board of Directors, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2003.

  RESOLVED FURTHER that pursuant to the provisions of Section 228 of the Companies Act, 1956, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, in consultation with the statutory auditors, as and when required, to audit the accounts in respect of the Company's branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

  SPECIAL BUSINESS

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Mr. N. Vaghul, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Mr. Lakshmi N. Mittal, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Mr. Anupam Puri, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Mr. R. Seshasayee, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Mr. P. M. Sinha, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Prof. Marti G. Subrahmanyam, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. K.V. Kamath, be appointed as Managing Director & Chief Executive Officer of the Company, effective May 3, 2002 up to April 30, 2006, on payment of the following remuneration:

  Salary:

  In the range of Rs.400,000 to Rs.650,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Mr. K.V. Kamath shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K.V. Kamath, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. K.V. Kamath, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

  RESOLVED FURTHER that Mr. K.V. Kamath shall not be subject to retirement by rotation during his tenure as Managing Director & Chief Executive Officer.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Lalita D. Gupte, be appointed as Joint Managing Director of the Company, effective May 3, 2002 up to June 23, 2004, on payment of the following remuneration:

  Salary:

  In the range of Rs.200,000 to Rs.400,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Ms. Lalita D. Gupte shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Lalita D. Gupte, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Lalita D. Gupte, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

  RESOLVED FURTHER that Ms. Lalita D. Gupte shall not be subject to retirement by rotation during her tenure as Joint Managing Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Ms. Lalita D. Gupte shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Ms. Lalita D. Gupte is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Joint Managing Director and such re-appointment as a Director shall not be deemed to constitute a break in her appointment as Joint Managing Director.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. H. N. Sinor, who has been re-designated as Joint Managing Director of the Company, be paid the following revised remuneration from May 3, 2002 up to May 31, 2003:

  Salary:

  In the range of Rs.200,000 to Rs.400,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Mr. H.N. Sinor shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to  Mr. H. N. Sinor, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. H.N. Sinor, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that Ms. Kalpana Morparia, in respect of whom the Company has received Notices in writing, along with a deposit of Rs.500 for each Notice, from some Members proposing her as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Kalpana Morparia, be appointed as Executive Director of the Company, effective May 3, 2002 up to April 30, 2006, on payment of the following remuneration:

  Salary:

  In the range of Rs.200,000 to Rs.400,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Ms. Kalpana Morparia shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to   Ms. Kalpana Morparia, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Kalpana Morparia, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956 or any modification(s) thereto.

  RESOLVED FURTHER that Ms. Kalpana Morparia shall not be subject to retirement by rotation during her tenure as Executive Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Ms. Kalpana Morparia shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Ms. Kalpana Morparia is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Executive Director and such re-appointment as a Director shall not be deemed to constitute a break in her appointment as Executive Director.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that Mr. S. Mukherji, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956 and who is eligible for appointment to the office of Director, be and is hereby appointed a Director of the Company.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Mr. S. Mukherji, be appointed as Executive Director of the Company, effective May 3, 2002 up to April 30, 2006, on payment of the following remuneration:

  Salary:

  In the range of Rs.2,00,000 to Rs.4,00,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Mr. S. Mukherji shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. S. Mukherji, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time  to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. S. Mukherji, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956 or any modification(s) thereto.

  RESOLVED FURTHER that Mr. S. Mukherji shall not be subject to retirement by rotation during his tenure as Executive Director. Provided that if, at any time, the number of Directors as are not subject to retirement by rotation exceeds one-third of the total number of Directors for the time being, then Mr. S. Mukherji shall be liable to retire by rotation in accordance with Article 151(d) of the Articles of Association of the Company to the intent that the number of Directors not liable to retirement by rotation shall not exceed one-third of the total number of Directors for the time being. Provided further that if Mr. S. Mukherji is re-appointed as a Director immediately on retirement by rotation, he shall continue to hold his office of Executive Director and such re-appointment as a Director shall not be deemed to constitute a break in his appointment as Executive Director.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Ms. Chanda D. Kochhar, Executive Director, be paid the following revised remuneration effective May 3, 2002 up to March 31, 2006:

  Salary:

  In the range of Rs.150,000 to Rs.400,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Ms. Chanda D. Kochhar shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of her annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda D. Kochhar, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that subject to the applicable provisions of the Companies Act, 1956 and the Banking Regulation Act, 1949, and subject to the provisions of the Articles of Association of the Company, Dr. Nachiket Mor, Executive Director, be paid the following revised remuneration effective May 3, 2002 up to March 31, 2006:

  Salary:

  In the range of Rs.150,000 to Rs.400,000 per month.

  Perquisites:

  Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Company in other cases) like the benefit of the Company’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Company to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

  In case accommodation is not provided, Dr. Nachiket Mor shall be eligible for house rent allowance of Rs.50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Company.

  Bonus:

  An amount up to 100% of his annual salary, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

  RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Dr. Nachiket Mor, within the terms mentioned above, subject to the approval of the Reserve Bank of India from time to time.

  RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Dr. Nachiket Mor, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that the authorized capital of the Company be reduced from Rs.2250,00,00,000 (Rupees Two Thousand Two Hundred and Fifty Crore) to Rs.1900,00,00,000 (Rupees One Thousand Nine Hundred crore)

  RESOLVED FURTHER that subject to the approval of the Reserve Bank of India and any other requisite approvals, if and to the extent necessary, the Memorandum of Association of the Company be amended by substituting Clause V as follows:

    The authorized capital of the Company shall be Rs.1900,00,00,000 divided into 155,00,00,000 shares of Rs.10/- each and 350 shares of Rs.1 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights,  privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify, or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company or the legislative provisions for the time being in force.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as a Special Resolution:

  RESOLVED that subject to the requisite approvals, if and to the extent necessary, Article 5(a) of the Articles of Association of the Company be substituted by the following:
5(a).	The authorized capital of the Company is Rs.1900,00,00,000 divided into 155,00,00,000 equity shares of Rs.10/- each and 350 preference shares of Rs.1 crore each.

  Pursuant to the provisions of Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution through Postal Ballot) Rules, 2001, the members' consent for the following Special Resolution is being obtained separately by means of postal ballot:

  RESOLVED that subject to the provisions of Sections 17, 18 and other applicable provisions, if any, of the Companies Act, 1956 and Section 49-C of the Banking Regulation Act, 1949, the Memorandum of Association of the Company be and is hereby amended by addition or substitution as the case may be, of the following:

  Clause III (A) be modified and amended as follows:
(a)	By inserting the following Clause as Clause 7A after Clause 7:
7A.

  To securitise, purchase, acquire, invest in, transfer, sell, dispose of or trade in any financial asset whatsoever, receivables, debts, whether unsecured or secured by mortgage of immoveables or charge on movables or otherwise, securitised debts, asset or mortgaged backed securities or mortgage backed securitised debts and to manage, service or collect the same and to appoint managing, servicing or collection agent therefor and to issue certificates or other instruments in respect thereof to public or private investors  and to guarantee  and insure the due payment, fulfillment and performance of obligations  in respect thereof or in connection therewith and to  promote, establish, undertake, organise, manage, hold  or dispose of any special purpose entity, body corporate  or vehicle for carrying on all or any such activities.

(b)	By deleting Clause III(A)(18) and replacing it with the following:
	18.	i)
To provide credit, charge, debit, saving, investment or other facilities to any person or persons (whether individuals, firms, companies, bodies, corporate or other entities), whether in the private or public sector by issuance of credit, charge, debit, stored value, prepaid, smart or other cards whether private label, co-branded, affinity or otherwise and to provide fee based services to merchant and card members or cardholders.
		ii)	To establish and maintain card acceptance network (including physical, electronic, computer or automated machines network) and to engage in merchant acquisition or location management.
(c)	By inserting the following Clauses after Clause III(A)(20) as Object Clause Nos. 20A, 20B, 20C, 20D, 20E, 20F, 20G, 20H, 20I, 20J, 20K:
	20A.	To carry on the business of assisting industrial infrastructure and commercial enterprises:
in general by
		i)	assisting in the creation, expansion and modernisation of such enterprises;
		ii)	encouraging and promoting the participation of capital, both internal and external in such enterprises;
and in particular by
		i)	providing finance in the form of long, medium or short term loans or equity participations;
		ii)	sponsoring and underwriting new issues of shares and securities;
		iii)	guaranteeing loans from other investment sources;
		iv)	making funds available for re-investment by revolving investments as rapidly as prudent;
		v)	performing and undertaking activities pertaining to leasing, giving on hire or hire-purchase, warehousing, bill marketing, factoring and related fields;
	20B	To lend money, with or without interest, (with or without security) for any maturity, in any form whatsoever including by way of loans, advances, instalment credit, trade finance, hire or otherwise to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector, for any purpose whatsoever, including agriculture, industry, infrastructure, export-import, housing, consumer or others.
	20C	To lend money, with or without interest, (with or without security) for any maturity, in any form whatsoever, to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector, to purchase or acquire any freehold or leasehold lands, estate or interest in or to take demise for any term or terms of years of any land or property or to construct, erect, purchase, extend, alter, renovate, develop or repair any house or building or any form of real estate or any part or portion thereof.
	20D	To provide financial assistance to any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector for any purpose whatsoever by means of leasing, giving on hire or hire-purchase, lending, selling, reselling, or otherwise disposing of all forms of immoveable and moveable properties and assets of any kind, nature or use, whatsoever and for the purpose, purchasing or otherwise acquiring dominion over the same, whether new or used.
	20E	To issue, subscribe to, acquire, purchase, sell, dispose of, deal or trade in derivative financial instruments including futures, forwards, options, swaps, caps, collars, floors, swap options, bond options or other derivative instruments whether traded on any market or exchange or otherwise for proprietary trading activities or for any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector.
	20F	To purchase, acquire, sell, dispose of, deal or trade in commodities (including but not limited to bullion, metals, non-metals, energy and energy products, electricity or agricultural products), as permitted for banking companies to undertake from time to time, and to issue, acquire, dispose of, deal or trade in derivative instruments in respect thereof including futures, forwards, options, swaps, caps, collars, floors, swap options or other derivative instruments whether traded on any market or exchange or otherwise for proprietary trading activities or for any person or persons (whether individuals, firms, companies, bodies corporate, Government, State, Sovereign, public body or authority, supreme, local or otherwise or other entities), whether in the private or public sector.
	20G	To promote, organize, manage or undertake the activities of insurance intermediaries including insurance or reinsurance brokers, consultants, surveyors, loss assessors, loss control engineers, risk managers, actuarial analyst and to buy, sell, market, distribute, deal in or dispose of insurance products and related investments.
	20H	To promote, organise or manage funds or investments on a discretionary or non-discretionary basis on behalf of any person or persons (whether individual, firms, companies, bodies, corporate, public body or authority, supreme, local or otherwise, trusts, pension funds, offshore funds, charities, other associations or other entities), whether in the private or public sector.
	20I	To act as Trustee of any deeds, constituting or securing any debentures, debenture stock, or other securities or obligations and to undertake and execute any other trusts, and also to undertake the office of or exercise the powers of executor, administrator, receiver, treasurer, custodian and trust corporation.
	20J	To promote, organize, manage or undertake, marketing, trading, distribution or servicing of insurance and assurance products of all kinds, whether life or general; financial, investment or other products including (without limitation) securities, stocks, shares, debentures, bonds, units, certificates or services offered by the Company and/or by any person, firm, company, body corporate, mutual fund, Government, State, public body or authority, supreme, municipal, local or otherwise, through the Company’s branches, offices, call or contact centres or other outlets, franchisees or agents or through print, voice, video, electronic or other media or through remote facilities including (without limitation) electronic, computer or automated machines network or other modes of communication and for that purpose to appoint or avail the services of agents, brokers, franchisees or distributors by whatever name called.
	20K	To provide financial services, advisory and counselling services and facilities of every description capable of being provided by share and stock brokers, share and stock jobbers, share dealers, investment fund managers and to arrange and sponsor public and private issues or placement of shares and loan capital and to negotiate and underwrite such issues.
  Clause III (B) be modified and amended by:
(a)	By deleting Clause III (B)(61) and replacing it with the following:
61.

  To do all or any of the above things and all such other things as  are incidental or as may be thought conducive to the attainment  of the above objects or any of them in India or any other part of the world either as principals agents trustees contractors or otherwise and either alone or in conjunction with others and either by or through agents, contractors trustees or otherwise and to do all such things as are incidental or conducive to the attainment of the above objects.

(b)	By inserting the following Clauses after Clause III(B)(62) as Object Clause Nos. 62A, 62B, 62C, 62D and 62E:
	62A	To develop, improve, design, market, distribute, sell or license software and programme products of any and all descriptions in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.
	62B	To operate delivery services in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company, and to own, operate and maintain all modes of transportation, warehouses, depots or godowns in connection with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.
	62C	To appoint trustees (whether individuals or corporations) to hold securities on behalf of and to protect the interests of the Company.
	62D	To promote, sponsor, organise, manage or undertake events, exhibitions, conferences, lectures, seminars, printing, publication or distribution of any books, report, literature, newspapers, publicity or other materials in connections with or incidental or conducive to or in furtherance of the attainment of any of the objects of the Company.
	62E	To promote, own, establish, operate or maintain branches and other outlets or media, data, call or contact centres or other remote facilities for trading, marketing, distribution or conducting transactions including (without limitation) electronic data interchange, transaction initiation, processing, clearing or settlement services by means of electronic, computer or automated machines network or by any other modes of communication in financial and other products or services.

  RESOLVED FURTHER that the aforesaid Special Resolution for alteration of the Object Clause of the Memorandum of Association being duly passed and becoming effective, the approval of the Members of the Company be and is hereby accorded pursuant to the provisions of Section 149(2A) and other applicable provisions, if any, of the Companies Act, 1956, for commencing and carrying on all or any of the new business and activities at such time as may be deemed fit by the Board of Directors.

  To consider and, if thought fit, to pass, with or without modification, the following Resolution, as an Ordinary Resolution:

  RESOLVED that pursuant to the provisions of Section 284 of the Companies Act, 1956, Mr. H.N. Sinor, Joint Managing Director of the Company be and is hereby removed from his Office.

NOTES:

  The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 6 to 25 set out above is annexed hereto.

  A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

  Members holding shares in physical form are requested to immediately notify any change in their addresses to ICICI Infotech Services Limited, at Maratha Mandir Annexe, Dr. A.R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participants.

  The Share Transfer Book and the Register of Members of the Company will remain closed from September 6, 2002 to September 16, 2002 (both days inclusive).

  Pursuant to the requirements of the Listing Agreements of Stock Exchanges on Corporate Governance, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

  Shareholders may now avail the Nomination facility as provided under Section 109A of the Companies Act, 1956.

  All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days except Saturday from the date hereof up to the date of the Meeting.

  The Company has sent to the shareholders a separate Notice dated July 31, 2002 for Postal Ballot for a Special Resolution as detailed at Item No.24 of the Notice, to be passed for amendment to the Memorandum of Association of the Company. The results of the Ballot will be declared at the Annual General Meeting on September 16, 2002.

  Members are requested to note that the Company's shares are under compulsory Demat trading for all investors. Members are therefore requested to dematerilise their shareholding to avoid inconvenience in future.

  Members are requested to inform the Company, the Permanent Account Number (PAN) or General Index Register (GIR) Number allotted by the Income Tax authorities & the Income Tax Ward/Range/District where assessed/assessable as the same is required to be mentioned in the Certificate of Tax, in respect of tax, if any, deducted at source from any dividend that may be payable.

  Members desirous of getting any information about the accounts and operations of the Company are requested to write their queries to the Company at least seven days before the Meeting.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

July 31, 2002

Registered Office:
Landmark
Race Course Circle
Vadodara 390 007

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

Explanatory Statement under Section 173(2) of the Companies Act, 1956

Item No. 6

Although not necessary, the Explanatory Statement is being given in respect of Item No. 6 of the Notice.

Messrs S.B. Billimoria & Co., Chartered Accountants, who had been re-appointed as auditors by the Members at their Seventh Annual General Meeting of the Company for the year 2001-2002 would be retiring at the conclusion of the forthcoming Annual General Meeting. They have been associated as statutory auditors of the Company for the previous four consecutive years. As per the circular dated August 17, 1994 issued by the Reserve Bank of India, the maximum term of appointment of auditors is four years. The Audit Committee and the Board have placed on record their appreciation of the professional services rendered by Messrs S.B. Billimoria & Co. during their association with the Company as its auditors.

As per the listing agreement, the Company is required to publish its quarterly financial results. While the listing agreement requires publishing of unaudited results only, it has been the practice of the Company to have its accounts audited on a quarterly basis. Messrs S. B. Billimoria & Co., Chartered Accountants, who would be retiring at the forthcoming Annual General Meeting, had already completed their term as statutory auditors for four financial years as permitted by Reserve Bank of India. Therefore, the Board of Directors on the recommendation of the Audit Committee, had requested Messrs N. M. Raiji & Co., Chartered Accountants and Messrs S.R. Batliboi & Co., Chartered Accountants, who are proposed to be appointed as statutory auditors for the financial year 2002-2003 at the Annual General Meeting and whose appointment has been approved by Reserve Bank of India, to audit the accounts for the quarter ended June 30, 2002.

The Company has received special Notices as required under Section 225 of the Companies Act, 1956, proposing the appointment of Messrs N.M. Raiji & Co. and Messrs S.R. Batliboi & Co. As required, the auditors have forwarded certificates to the Company stating that the appointment, if made, will be within the limit specified in sub-section (1-B) of Section 224 of the Companies Act, 1956. Further, they have confirmed that they are not disqualified to be appointed as auditors under Section 226 of the Companies Act, 1956 and are not holding any securities of the Company.

The Directors recommend the adoption of the Resolution at Item No. 6 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 6 of the Notice.

Item No. 7

Mr. N. Vaghul, who has been appointed as an additional Director effective March 27, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. N. Vaghul for the office of Director.

The Directors recommend the appointment of Mr. N. Vaghul.

Except Mr. N. Vaghul, no Director is in any way concerned or interested in the Resolution at Item No. 7 of the Notice.

Item No. 8

Mr. Lakshmi N. Mittal, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. Lakshmi N. Mittal for the office of Director.

The Directors recommend the appointment of Mr. Lakshmi N. Mittal.

Except Mr. Lakshmi N. Mittal, no Director is in any way concerned or interested in the Resolution at Item No. 8 of the Notice.

Item No. 9

Mr. Anupam Puri, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. Anupam Puri for the office of Director.

The Directors recommend the appointment of Mr. Anupam Puri.

Except Mr. Anupam Puri, no Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

Item No. 10

Mr. R. Seshasayee, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. R. Seshasayee for the office of Director.

The Directors recommend the appointment of Mr. R. Seshasayee.

Except Mr. R. Seshasayee, no Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice.

Item No. 11

Mr. P.M. Sinha, who has been appointed as an additional Director effective January 22, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. P. M. Sinha for the office of Director.

The Directors recommend the appointment of Mr. P.M. Sinha.

Except Mr. P.M. Sinha, no Director is in any way concerned or interested in the Resolution at Item No. 11 of the Notice.

Item No. 12

Prof. Marti G. Subrahmanyam, who has been appointed as an additional Director effective May 3, 2002 holds office up to the date of the Eighth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Prof. Marti G. Subrahmanyam for the office of Director.

The Directors recommend the appointment of Prof. Marti G. Subrahmanyam.

Except Prof. Marti G. Subrahmanyam, no Director is in any way concerned or interested in the Resolution at Item No. 12 of the Notice.

Item Nos. 13 to 21

Pursuant to the merger of ICICI Limited (ICICI), ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (the Company), the Company has become the second-largest bank in India in terms of total assets, with diverse and complex business operations, comprising project finance, corporate and retail banking and international business operations. It is, therefore, proposed that the wholetime Directors of erstwhile ICICI be appointed as wholetime Directors of the Company. A key consideration in determining the proposed management structure is the need for sufficient management resources to meet the challenges of integrating the operations of the two entities.  In addition to focus attention on various business segments at the highest levels of the executive management, the diverse operations would require a high level of support from the corporate centre.

In view of the above, the Board of Directors, at its Meeting held on April 26, 2002 appointed Mr. K.V. Kamath and Ms. Lalita D. Gupte, who were earlier non-wholetime Directors on the Board of the Company as Managing Director & CEO and Joint Managing Director respectively, effective May 3, 2002. The  tenure of Mr. K.V. Kamath expires on April 30, 2006 and that of Ms. Lalita D. Gupte on June 23, 2004. Further, the Board at the same Meeting re-designated Mr. H.N. Sinor as Joint Managing Director effective May 3, 2002.

Ms. Kalpana Morparia and Mr. S. Mukherji have been appointed as additional Directors effective May 3, 2002 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and hold office upto the date of the Eighth Annual General Meeting as provided under the said Article but are eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Ms. Kalpana Morparia and Mr. S. Mukherji for the office of Director. The Board of Directors, at its Meeting held on April 26, 2002 appointed Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors, effective May 3, 2002 and their term expires on April 30, 2006.

The Board of Directors at its Meeting held on April 26, 2002 approved the revision in the remuneration of the existing wholetime Directors of the Company viz., Mr. H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor effective May 3, 2002.

Since the number of non-rotational wholetime Directors will exceed one-third of the total strength of the Board after the above appointments, in order to comply with the Articles of Association of the Company and the Companies Act, 1956, Ms. Lalita D. Gupte (who is currently a rotational Director on the Board of the Company), Ms. Kalpana Morparia and Mr. S. Mukherji, shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceeds one-third of the total number of Directors.  If Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji are re-appointed as Directors immediately on retirement by rotation, they shall continue to hold their offices of Joint Managing Director and Executive Directors, respectively, and the retirement by rotation and re-appointments shall not be deemed to constitute a break in their appointment.

The above appointments, revision in remuneration and re-designation are on the terms and conditions mentioned in the Circular dated May 4, 2002 sent to the Members under the provisions of Section 302 of the Companies Act, 1956 and as also mentioned in the Resolution at Item Nos. 13, 14, 15, 17, 19, 20 and 21 of the Notice.

The appointment of Mr. K.V. Kamath has been approved by Reserve Bank of India vide its letter dated June 8, 2002 on a basic salary of Rs.4,00,000 per month and perquisites as detailed in the said letter. The approval of the Reserve Bank of India is awaited for the appointments of Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji and the revision in remuneration of Mr. H.N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor.

The basic salary payable to the wholetime Directors within the range stated in the Resolutions at Item Nos. 13, 14, 15, 17, 19, 20 and 21 of the Notice and the payment of bonus, perquisites etc. approved by the Board of Directors or any Committee thereof from time to time will be subject to the approval of Reserve Bank of India.

The Directors recommend the adoption of the Resolutions at Item Nos. 13 to 21 of the Notice.

Except Mr. K.V. Kamath, Ms. Lalita D. Gupte, Mr. H. N. Sinor, Ms. Kalpana Morparia, Mr. S. Mukherji, Ms. Chanda D. Kochhar and Dr. Nachiket Mor, who are interested in their respective appointments / revision in remuneration, no Director is in any way concerned or interested in the Resolutions at Item Nos. 13 to 21 of the Notice.

Item Nos. 22 and 23

At present, the authorized capital of the Company is Rs.2250 crore as set out in Clause V of the Memorandum of Association of the Company consisting of equity share capital of Rs.1900 crore and preference share capital of Rs.350 crore as mentioned in Schedule I of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.

In terms of the provisions of Section 12(1)(i) of the Banking Regulation Act, 1949, the subscribed capital of the company must not be less than one-half of the authorized capital. Currently, the subscribed capital of the Company is Rs.963 crore consisting of equity capital of Rs.613 crore and preference share capital of Rs.350 crore. The Company is not planning to increase its subscribed capital in the near future. Thus, it is necessary to reduce the authorized capital of the Company in order to comply with the requirement of the Banking Regulation Act.

Your approval is, therefore, sought to reduce the authorized capital and the amendment of the said Clause V of the Memorandum of Association of the Company vide Resolution at Item No. 22 of the Notice. The relevant extract from Clause V vis-a-vis the proposed amendment are given below for ready reference of the Members:

Extract from Clause V at present	With the proposed amendment
The authorized capital of the Company shall be Rs.2,250,00,00,000 divided into 1,90,00,00,000 shares of Rs.10/- each and 350 shares of Rs.1 crore each.	The authorized capital of the Company shall be Rs.1900,00,00,000 divided into 155,00,00,000 shares of Rs.10/- each and 350 shares of Rs.1 crore each.

The Directors recommend the adoption of the Resolution at Item No. 22 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Your approval is also sought vide Resolution at Item No. 23 of the Notice to amend the relevant Article of the Articles of Association of the Company to reflect the reduction and classification of the share capital.

The relevant Article 5(a) as at present and with the proposed amendment is given below for ready reference of the Members:

Present Article	Proposed Article
"5(a) The Authorized Share Capital of the Company is Rs.2,250,00,00,000 divided into 1,90,00,00,000 equity shares of Rs.10/- each and 350 preference shares of Rs.1 crore each."	"5(a) The Authorized Share Capital of the Company is Rs.1,900,00,00,000 divided into 1,55,00,00,000 equity shares of Rs.10/- each and 350 preference shares of Rs.1 crore each."

The Directors recommend the adoption of the Resolution at Item No. 23 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Item No. 24

The merger of ICICI Limited (ICICI), ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (the Company) has expanded the existing and future scope of the Company's operations, as various activities that ICICI was empowered to undertake would now be undertaken by the Company, subject to applicable laws and regulations governing banking companies. While all activities commenced by the Company are covered in the Object Clause of the Memorandum of Association, for the sake of abundant clarity, it is proposed to provide a more detailed description of these activities in the Object Clause of the Memorandum of Association of the Company. Further, it is proposed to add new activities such as acting as insurance intermediaries, engaging in commodity trading, in the Object Clause. It is therefore necessary to suitably amend the Object Clause of the Memorandum of Association of the Company. The Clauses proposed to be amended/added are detailed in the Resolution at Item No.24 of the Notice.

Pursuant to the provisions of Section 149(2A) of the Companies Act, 1956, the approval of the Members in General Meeting is required before commencement of any new activity set out in the Object Clause of the Memorandum of Association of a company. Approval of the Members is sought for amendment to the Object Clause and for the commencement and carrying out of new business and activities vide Resolution at Item No. 24 of the Notice. The said new business and activities would be commenced at such time or times as the Board may deem fit in the interest of the Company subject to the applicable laws and regulations governing banking companies including the Banking Regulation Act, 1949.

Pursuant to the provisions of Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution through Postal Ballot) Rules, 2001, the shareholders' consent for amendment to the Object Clause of the Memorandum of Association of the Company is required to be obtained by means of postal ballot. This is being obtained separately and the result of the same will be announced by the Chairman of the Meeting.

The Directors recommend the adoption of the Resolution at Item No. 24 of the Notice.

No Director is in any way concerned or interested in the Resolution.

Item No. 25

Mr. S.V. Parekh, shareholder of the Company and that of erstwhile Bank of Madura (BoM), holding 108 equity shares, has served a Notice under the provisions of Section 284 read with Section 190 of the Companies Act, 1956 on the Company by his letter dated February 25, 2002 for the removal of Mr. H.N. Sinor, Joint Managing Director of the Company. He has cited non-redressal of his grievances on matters pertaining to stockinvests of BoM as the reason for the removal of Mr. Sinor.

Mr. Parekh had objected to the merger of Bank of Madura with the Company and the matter is pending with the Consumer Dispute Redressal Forum. Mr. Parekh also objected to the merger of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Company and his objections were overruled by the High Court of Gujarat at Ahmedabad. However, he has filed an appeal against the said Order of the High Court, which is pending for hearing.

A copy of Mr. S.V. Parekh's letter is available for inspection at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.

The Resolution at Item No. 25 for the removal of Mr. Sinor is being included in the Notice of the Annual General Meeting as required by law.

The Board does not extend support to the Resolution.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

July 31, 2002

Registered Office:
Landmark
Race Course Circle
Vadodara 390 007

Corporate Office:
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

ITEM 3

ICICI BANK LIMITED 8TH AGM — POLL SUMMARY
RESOL. NO.	TOTAL BALLOT	NOT VOTED	INVALID BALLOT	VALID BALLOT	BALLOT FOR	BALLOT AGAINST	TOTAL VOTES CAST	VOTES NOT ACCOUNTED	VOTES ACCOUNTED	VOTES IN FAVOUR	% IN FAVOUR	VOTES AGAINST	% AGAINST

1	124	0	8	116	96	20	348172095	107747256	240475721	240424839	99.98	50882	0.02
2	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
3	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
4	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
6	124	1	8	115	95	20	348171510	107747256	240475568	240424254	99.98	51314	0.02
7	124	1	8	115	96	19	348172095	107747256	240475568	240424814	99.98	50729	0.02
8	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
9	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
10	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
11	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
12	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
13	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
14	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
15	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
16	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
17	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
18	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
19	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
20	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
21	124	1	8	115	95	20	348172070	107747256	240475568	240424814	99.98	50754	0.02
22	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
23	124	1	8	115	96	19	348172095	107747256	240475568	240424839	99.98	50729	0.02
[Seal of Bank]											CERTIFIED TRUE COPY /s/ Nilesh Trivedi Nilesh Trivedi Assistant Company Secretary ICICI Bank Limited